EXHIBIT 2.1

                                                                  EXECUTION COPY

                          AGREEMENT AND PLAN OF MERGER

                                      among

                             HERCULES INCORPORATED,

                              WATER ACQUISITION CO.

                                       and

                                BETZDEARBORN INC.


                            Dated as of July 30, 1998

            AGREEMENT AND PLAN OF MERGER, dated as of July 30, 1998 (the "Agreement"), among Hercules Incorporated, a Delaware corporation ("Parent"), Water Acquisition Co., a Pennsylvania corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and BetzDearborn Inc., a Pennsylvania corporation (the "Company").

                         W I T N E S S E T H :

            WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved the acquisition of the Company by Parent upon the terms and subject to the conditions set forth in this Agreement;

            WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved this Agreement and the merger of Merger Sub with and into the Company (the "Merger") in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), and upon the terms and subject to the conditions set forth in this Agreement.

            NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

                                    ARTICLE I

                                   THE MERGER

            Section 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the PBCL, Merger Sub shall be merged with and into the Company at the Effective Time (as defined below) of the Merger. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the PBCL.

            Section 1.2. Closing. The closing of the Merger (the "Closing") shall take place at 10:00 a.m. on a date to be specified by the parties (the "Closing

Date"), which (subject to the satisfaction or waiver of the conditions set forth in Article VI) shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Section 6.1, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Wilmington, Delaware, unless another date or place is agreed to in writing by the parties hereto.

            Section 1.3. Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the parties shall file in the office of the Department of State of the Commonwealth of Pennsylvania articles of merger (the "Articles of Merger") containing the information required to be set forth therein under Section 1926 of the PBCL and executed in accordance with the PBCL and shall make all other filings or recordings, if any, required under the PBCL. The Merger shall become effective at the time of filing of the Articles of Merger, or at such later time as is agreed upon by the parties hereto and set forth in an amendment to this Agreement (such time as the Merger becomes effective is referred to herein as the "Effective Time").

            Section 1.4. Effects of the Merger. The Merger shall have the effects set forth in Section 1929 of the PBCL.

            Section 1.5. Articles of Incorporation and Bylaws of the Surviving Corporation.

            (a) At the Effective Time, the Restated Articles of Incorporation of the Company as in effect immediately prior to the Effective Time shall become the articles of incorporation of the Surviving Corporation after the Effective Time, until thereafter amended as provided by the PBCL and therein.

            (b) The Bylaws of the Company as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation after the Effective Time, until thereafter amended as provided by the PBCL, the articles of incorporation of the Surviving Corporation and such Bylaws.

            Section 1.6. Directors. The directors of Merger Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified.

            Section 1.7. Officers. The officers of the Company immediately prior to the Effective Time shall become the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

                                   ARTICLE II

            CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

            Section 2.1. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

            (a) Each Common Share, par value $0.10 per share, of the Company (the "Company Common Shares") issued and held, immediately prior to the Effective Time, in the Company's treasury or by any of the Company's direct or indirect wholly owned subsidiaries, and each Company Common Share that is owned by Parent, Merger Sub or any other subsidiary of Parent, shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

            (b) Each issued and outstanding Company Common Share (other than shares to be cancelled in accordance with Section 2.1(a) and Dissenting Shares (as defined below)), including Company Common Shares outstanding by virtue of the conversion immediately prior to the Effective Time of each share of issued and outstanding Series A ESOP Convertible Preferred Stock, par value $.10 per share, of the Company (the "Company Series A Preferred Shares"), shall be converted into the right to receive $72 in cash, without interest thereon (the "Merger Consideration"). As of the Effective Time, all Company Common Shares converted pursuant to Sections 2.1(a) or (b) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate or certificates which immediately prior to the Effective Time represented outstanding Company Common Shares (together with certificates which immediately prior to the Effective Time represented outstanding Company Series A Preferred Shares, the "Certificates") shall cease to have any rights as shareholders of the Company, except the right to receive the Merger Consideration for Company Common Shares held by them.

            (c) Shares of Dissenting Shareholders. Notwithstanding any provision of this Agreement to the contrary, any issued and outstanding Company Common Shares ("Dissenting Shares") held by a Dissenting Shareholder (as defined below) shall not be converted as described in Section 2.1(b) but shall become the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to the PBCL; provided, however, that each Company Common Share outstanding immediately prior to the Effective Time and held by a Dissenting Shareholder who, after the Effective Time, loses his or her right of appraisal, pursuant to the PBCL, shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent (i) prompt notice of any written demands for appraisal of Company Common Shares received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demands. The Company shall not, without prior written consent of Parent, voluntarily make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands. As used in this Agreement, the term "Dissenting Shareholder" means any record holder or beneficial owner of Company Common Shares or Company Series A Preferred Shares who complies with all provisions of the PBCL concerning the right of holders of Company Common Shares and Company Series A Preferred Shares to dissent from the Merger and obtain fair value for their shares.

            (d) Each issued and outstanding common share, par value $.01 per share, of Merger Sub shall be converted into one validly issued, fully paid and nonassessable common share of the Surviving Corporation.

            Section 2.2. Exchange of Certificates.

            (a) Exchange Agent. Prior to the Effective Time, Parent shall enter into an agreement with American Stock Transfer & Trust Co., or such other bank or trust company as may be designated by Parent and as shall be reasonably satisfactory to the Company (the "Exchange Agent"). No later than the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of Company Common Shares, for exchange in accordance with this Article II, through the Exchange Agent, cash in an amount sufficient to make any cash payment due under Section 2.1 (the "Exchange Fund").

            (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate whose shares were converted into the right to receive the Merger Consid-eration pursuant to Section 2.1(b) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the product of the Merger Consideration multiplied by the number of Company Common Shares represented by such Certificate (including, with respect to Certificates representing Company Series A Preferred Shares, the number of Company Common Shares into which such Company Series A Preferred Shares have been converted immediately prior to the Effective
Time), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Shares or Company Series A Preferred Shares represented by any Certificate which is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such Company Common Shares or such Company Series A Preferred Shares may be issued to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other non-income taxes required by reason of the payment of such Merger Consideration to a person other than the registered holder of such Certificate or establish to the satisfaction of Parent that any such tax has been paid or is not applicable. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Shares such amounts as Parent or the Exchange Agent is required to withhold or deduct under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign law with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Shares in respect of whom such deduction and withholding were made by Parent or the Exchange Agent. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration into which the Company Common Shares formerly represented by such Certificate (including, with respect to Certificates that represented Company Series A Preferred Shares, the Company Common Shares into which the Company Series A Preferred Shares were converted immediately prior to the Effective Time) have been converted. No interest will be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

            (c) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Company Common Shares or Company Series A Preferred Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II, except as otherwise provided by law.

            (d) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for nine months after the Effective Time shall be delivered to Parent upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for Merger Consideration.

            (e) No Liability. None of the Company, Parent, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any Merger Consideration paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

            (f) Investment of Exchange Fund. The Exchange Agent shall invest all cash included in the Exchange Fund, as reasonably directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

            (g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

      Section 2.3.  Stock Options and Restricted Shares.

            (a) Each Stock Option (as defined below) outstanding at the Effective Time, whether or not exercisable, shall, at the Effective Time, be cancelled and shall thereupon be converted into the right to receive cash, without interest thereon, in the amount, if any, equal to the product of (i) the number of Company Common Shares issuable upon the exercise of such Stock Option (the "Option Shares") multiplied by (ii) the amount, if any, by which the Merger Consideration exceeds the per share exercise price with respect to such Option Shares; provided, however, that each Stock Option granted under the ESPP (as defined below) shall be deemed for purposes hereof to have a per share exercise price of zero.

            (b) Any and all restrictions pursuant to the Stock Incentive Plan (as defined below) on the ownership of each Company Common Share issued pursuant to the Stock Incentive Plan and outstanding immediately prior to the Effective Time ("Restricted Shares") shall lapse at the Effective Time.

            (c) Notwithstanding anything to the contrary herein, if it is determined that compliance with any of the foregoing provisions of this Section
2.3 may cause any individual subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to become subject to the profit recovery provisions thereof, any Stock Options held by such individual may, if such person so agrees, subject to the proviso of this sentence, be cancelled or purchased, as the case may be, at the Effective Time or at such later time as may be necessary to avoid application of such profit recovery provisions and such person will be entitled to receive from the Company or the Surviving Corporation cash in the amount, if any, equal to the product of (i) the number of Option Shares multiplied by (ii) the amount, if any, by which the Merger Consideration exceeds the per share exercise price with respect to such Option Shares; provided that the parties hereto will cooperate, including by attempting to provide alternate arrangements, so as to achieve the intent of the foregoing without giving rise to such profit recovery.

                                   ARTICLE III

             REPRESENTATIONS AND WARRANTIES OF THE COMPANY

             Except as set forth with respect to matters disclosed in the letter delivered by the Company to Parent prior to the execution of this Agreement (the "Company Letter") or in the Company SEC Reports (as defined below) filed with the SEC prior to the execution of this Agreement, the Company represents and warrants to Parent and Merger Sub as follows:

            Section 3.1. Organization; Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect (as hereinafter defined) on the Company. As used in this Agreement, any reference to any state of facts, event, change or effect having a "Material Adverse Effect" on or with respect to the Company or Parent, as the case may be, means such state of facts, event, change or effect that has had, or would reasonably be expected to have, a material adverse effect on the business, assets or financial condition of the Company and its Subsidiaries (as defined below), taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be. Each of the Company's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate power and authority to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company. All outstanding shares of capital stock of, or other ownership interests in, the Company's Subsidiaries (i) are validly issued, fully paid and non-assessable, (ii) except for director qualifying shares and minimum shareholder requirements or as may be required under applicable foreign laws, are owned by the Company, directly or indirectly, and (iii) to the extent owned by the Company, directly or indirectly, are free and clear of all liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a "Lien"). There are no existing options, rights of first refusal, preemptive rights, calls, claims or commitments of any character relating to the issued or unissued capital stock or other securities of, or other ownership interests in, any Subsidiary of the Company, except for director qualifying shares and minimum shareholder requirements or as may be required under applicable foreign laws.

            Section 3.2.  Capital Stock.

            (a) The authorized capital stock of the Company consists of (i) 250,000,000 Company Common Shares and (ii) 1,000,000 preferred shares, par value $.10 per share, of which 500,030 shares have been designated as Company Series A Preferred Shares. At the close of business on July 24, 1998, (i) 33,630,831 Company Common Shares were issued, of which 3,876,818 Company Common Shares were held by the Company in its treasury, (ii) 471,271 Company Series A Preferred Shares were issued and outstanding (and 2,638,991 Company Common Shares were reserved for issuance upon the conversion thereof), (iii) 4,986,186 Company Common Shares were reserved for issuance pursuant to the Company's 1981 and 1987 Employee Stock Option Plans (together, the "Stock Option Plan"), (iv) 256,508 Company Common Shares were reserved for issuance pursuant to the Company's 1997 Employee Stock Purchase Plan (the "ESPP") and (v) 425,474 Company Common Shares were reserved for issuance pursuant to the Company's Employee Stock Incentive Plan (the "Stock Incentive Plan"). In addition, Company Common Shares are potentially issuable upon distribution and exercise of the rights (the "1988 Rights") to purchase Company Common Shares issued pursuant to the Rights Agreement dated as of January 1, 1992 (as amended from time to time, the "1988 Rights Plan") between the Company and American Stock Transfer and Trust Company, as rights agent, which restates with a successor rights agent the Rights Agreement dated as of September 8, 1988 between the Company and Mellon Bank
(East) N.A., as rights agent. The 1988 Rights Agreement expires on September 19, 1998 and from and after that date, Company Common Shares will be potentially issuable upon distribution and exercise of the rights (the "Rights") to purchase Company Common Shares pursuant to the Rights Agreement dated as of February 12, 1998 (as amended from time to time, the "Company Rights Plan") between the Company and American Stock Transfer and Trust Company, as rights agent. At the close of business on July 24, 1998, (i) options under the Stock Option Plan to acquire 3,797,214 Common Shares were outstanding, of which options to acquire 3,173,349 Company Common Shares were exercisable, and (ii) options to acquire 1,188,972 Company Common Shares remained available for grant under the Stock Option Plan. During the period commencing on January 1, 1998 and ending on June 30, 1998, 96,277 Company Common Shares were acquired pursuant to Stock Options exer-cised under the ESPP. Except as set forth above, at the close of business on July 24, 1998, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. At the close of business on July 24, 1998, there were no outstanding stock appreciation rights or rights (other than outstanding employee stock options to purchase Company Common Shares pursuant to the Stock Option Plan or the ESPP (collectively, the "Stock Options") to purchase or acquire Company Common Shares on a deferred basis. All outstanding shares of capital stock of the Company are, and all shares which may be issued will be, when issued and paid for, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no notes, bonds, debentures or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as set forth above or in Section 3.1, at the close of business on July 24, 1998, there were no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries was a party or by which any of them was bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or of any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. At the close of business on July 24, 1998, except as provided pursuant to the terms of the Company Series A Preferred Shares, there were no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries. At the close of business on July 24, 1998, there were no outstanding contractual obligations of the Company to vote or to dispose of any shares of the capital stock of any of its Subsidiaries.

            Section 3.3.  Corporate Authority Relative to this
Agreement; No Violation; No Existing Violation.

            (a) The Company has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (subject to the terms and conditions hereof) have been duly and validly authorized by the Board of Directors of the Company (the "Company Board"), and except for the approval and adoption of this Agreement by the Company's shareholders, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement, or the consummation of the transactions contemplated hereby. As of the date hereof, the Company Board has determined that the transactions contemplated by this Agreement are in the best interests of the Company and its shareholders and to recommend to such shareholders that they approve and adopt this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of the other parties hereto, this Agreement constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

            (b) The execution and delivery by the Company of this Agreement do not, and the consummation by the Company of the transactions contemplated hereby will not, result in any violation of, default or event of default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under: (i) any provision of the Restated Articles of Incorporation or Bylaws of the Company or the comparable organizational documents of any of its Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease, agreement, instrument, permit, concession, franchise, license or guarantee applicable to the Company or any of its Subsidiaries or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such violations, defaults, events of default, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect on the Company or prevent the consummation of any of the transactions contemplated hereby. No filing or registration with, or authorization, consent or approval of, any governmental body or authority is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company, or the consummation of the transactions contemplated hereby, except: (i) in connection, or in compliance, with the provisions of the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable non-United States competition, antitrust and investment laws, and the Exchange Act, (ii) for the filing of Articles of Merger with the Department of State of the Commonwealth of Pennsylvania and (iii) for such other consents, orders, authorizations, registrations, declarations and filings the failure of which to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on the Company and would not prevent the consummation of any of the transactions contemplated hereby.

            (c) Neither the Company nor any of its Subsidiaries is in violation of (i) its charter or other organizational documents or by-laws, (ii) any applicable law, ordinance or administrative or governmental rule or regulation or (iii) any order, decree or judgment of any governmental body or authority having jurisdiction over the Company or any of its Subsidiaries, except, in the case of clause (i) with respect to the Company's Subsidiaries and, in the case of clause (ii) or (iii) with respect to the Company and its Subsidiaries, for any violations that, individually or in the aggregate, would not have a Material Adverse Effect on the Company. As of the date hereof, there is no existing default, event of default or event that, but for the giving of notice or lapse of time or both, would constitute a default or event of default under any loan or credit agreement, note, bond, mortgage, indenture, lease, agreement, instrument, permit, concession, franchise, license or guarantee, which would, individually or in the aggregate, have a Material Adverse Effect on the Company.

            Section 3.4. Reports and Financial Statements. Since June 30, 1996, the Company has filed all reports, statements, prospectuses and other filings required to be filed by it with the Securities and Exchange Commission (the "SEC") under the rules and regulations of the SEC. As of their respective dates, such reports, statements, prospectuses and other filings (collectively, the "Company SEC Reports") filed with the SEC prior to the date of this Agreement
(i) complied, and each Company SEC Report filed with the SEC on or after the date of this Agreement (collectively, the "Subsequent SEC Reports") will comply, as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act and, in each case, the rules and regulations promulgated thereunder and (ii) did not, and each Subsequent SEC Report will not, at the time of filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Company SEC Reports (including any related notes and schedules) fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the results of operations and cash flows for the periods or as of the dates then ended (subject, in the case of the unaudited interim financial statements, to normal recurring year-end adjustments and any other adjustments described therein), in each case, in accordance with generally accepted accounting principles in the United States ("GAAP") consistently applied during the periods involved (except as otherwise disclosed therein or in the notes thereto). None of the Company's Subsidiaries is required to file any reports, statements, prospectuses or other filings with the SEC.

            Section 3.5. No Undisclosed Liabilities. As of the date hereof, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such a liability or obligation, in each case, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (or disclosed in the notes thereto) except liabilities or obligations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

            Section 3.6.  Permits; No Violation of Law.

            (a) The Company and its Subsidiaries have received such certificates, permits, licenses, franchises, consents, approvals, orders, authorizations and clearances from appropriate governmental bodies and authorities (the "Company Licenses") as are necessary to conduct their respective businesses substantially in the manner currently conducted, and all such Company Licenses are valid and in full force and effect, except for any such Company Licenses which the failure to have or to be in full force and effect would not have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company and its Subsidiaries are in compliance with their respective obligations under the Company Licenses, with only such exceptions as, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

            (b) The businesses of the Company and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any governmental body or authority (provided that no representation or warranty is made in this Section 3.6 with respect to Environmental Laws (as hereinafter defined)) except for violations or possible violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

            Section 3.7. Environmental Laws and Regulations. (a) The Company and each of its Subsidiaries is in compliance with all applicable federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, "Environmental Laws"), which compliance includes, but is not limited to, the possession by the

Company and its Subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof, except for non-compliance which would not, individually or in the aggregate, have a Material Adverse Effect on the Company;
(b) neither the Company nor any of its Subsidiaries has received written notice of, or, is the subject of, any actions, causes of action, claims, investigations, demands or notices by any person asserting an obligation to conduct investigations or clean-up activities under Environmental Law or alleging liability under or non-compliance with any Environmental Law (collectively, "Environmental Claims") which would, individually or in the aggregate, have a Material Adverse Effect on the Company; and (c) to the Company's knowledge, there are no facts, circumstances or conditions in connection with the operation of its business or any currently or formerly owned, leased or operated facilities that are reasonably likely to lead to any Environmental Claims in the future which would, individually or in the aggregate, have a Material Adverse Effect on the Company.

            Section 3.8.  Employee Benefit Plans.

            The Company Letter sets forth the name of each material Company Plan (as defined below). Except as set forth in the Company Letter, true, correct and complete copies of such material Company Plans have heretofore been delivered to Parent. Each Company Plan that is an employment, severance, termination, consulting or retirement plan or agreement which contains any provision that becomes effective upon the occurrence of a change of control of the Company is referred to herein as a "Severance Arrangement" and is specifically identified as such in the Company Letter. Each Company Plan complies in all material respects with the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder ("ERISA"), the Code (to the extent that ERISA and the Code are applicable) and all other applicable laws and administrative or governmental rules and regulations. No "reportable event" (within the meaning of Section 4043 of ERISA) has occurred with respect to any Company Plan for which the 30-day notice requirement has not been waived (other than with respect to the transactions contemplated by this Agreement), and no condition exists which would subject the Company or any ERISA Affiliate (as defined below) to any fine under Section 4071 of ERISA; and no action has been taken, or is currently being considered, to terminate any Company Plan subject to Title IV of ERISA. No Company Plan, or any trust created thereunder, has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived. There are no actions, suits or claims pending or, to the Company's knowledge, threatened (other than routine claims for benefits) with respect to any Company Plan which would have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its ERISA Affiliates has incurred or would reasonably be expected to incur any liability under or pursuant to Title IV of ERISA that has not previously been satisfied (other than payment of premiums to the PBGC). No prohibited transactions described in Section 406 of ERISA or Section 4975 of the Code have occurred which would result in any material liability to the Company or its Subsidiaries. All Company Plans that are intended to be qualified under Section 401(a) of the Code have received a favorable determination letter as to such qualification from the Internal Revenue Service, and the Company knows of no event that has occurred, either by reason of any action or failure to act, which would cause the loss of any such qualification. There are no Company Multiemployer Plans. As used herein: (i) "Company Plan" means each deferred compensation and each incentive compensation, equity compensation plan, "welfare" plan, fund or program (within the meaning of Section 3(1) of ERISA); "pension" plan, fund or program (within the meaning of
Section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or an "ERISA Affiliate", or to which the Company or an ERISA Affiliate is party, whether written or oral, for the benefit of any employee or former employee of the Company or any Subsidiary other than a Company Multiemployer Plan (the "Company Plans"); (ii) "Company Multiemployer Plan" means a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) to which the Company or any of its ERISA Affiliates is or has been obligated to contribute or otherwise may have any liability; and (iii) "ERISA Affiliate" means any trade or business, whether or not incorporated, that together with the Company or any of its Subsidiaries would be deemed a "single employer" within the meaning of Section 4001(b)(1) of ERISA.

            Section 3.9. Absence of Certain Changes or Events. Since March 31, 1998 (a) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course consistent with past practice, (b) there has not been any event, occurrence, development or state of circumstances or facts that has had, or would have, a Material Adverse Effect on the Company and (c) neither the Company nor any of its Subsidiaries has taken any action or omitted to take any action, which act or omission, if taken after the date of this Agreement, would result in a breach or violation of Section 5.1(e), (i), (m), (n) or (o).

            Section 3.10. Investigations; Litigation.

            (a) To the Company's knowledge, there is no investigation or review pending by any governmental body or authority with respect to the Company or any of its Subsidiaries which would, individually or in the aggregate, have a Material Adverse Effect on the Company, nor has any governmental body or authority notified the Company of an intention to conduct the same; and

            (b) There are no actions, suits or proceedings pending (or, to the Company's knowledge, threatened) against or affecting the Company or its Subsidiaries, or any of their respective properties at law or in equity, or before any federal, state, local or foreign governmental body or authority which, individually or in the aggregate, would have a Material Adverse Effect on the Company.

            Section 3.11. Proxy Statement. None of the information to be included in the Proxy Statement (as defined below) or any amendments thereof or supplements thereto will, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Meeting (as defined below), contains any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information regarding Parent and Merger Sub that is incorporated by reference or supplied to the Company by or on behalf of Parent or Merger Sub for inclusion in the Proxy Statement or any amendments thereof or supplements thereto. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder. The letter to shareholders of the Company, notice of meeting, proxy statement and form of proxy to be distributed to holders of Company Common Shares and Company Series A Preferred Shares in connection with the Merger and any annexes, schedules and exhibits required to be filed with the SEC in connection therewith are collectively referred to herein as the "Proxy Statement."

            Section 3.12. Company Rights Plan. The Company, including the Company Board, has taken all action necessary to ensure that the execution and delivery of this Agreement, and, subject to the accuracy of the representations and warranties contained in Section 4.8, the consummation of the transactions contemplated hereby, including the Merger, will not cause (i) Parent or Merger Sub to become an "Acquiring Person" (as defined in the Company Rights Plan or the 1988

Rights Plan), (ii) a "Stock Acquisition Date" (as defined in the Company Rights Plan or the 1988 Rights Plan) or a "Distribution Date" (as defined in the Company Rights Plan or the 1988 Rights Plan) to occur, (iii) the Rights issued pursuant to the Company Rights Plan to become exercisable or (iv) the 1988 Rights issued pursuant to the 1988 Rights Plan to become exercisable.

            Section 3.13.     Tax Matters.

            (a) All federal, state, local and foreign Tax Returns (as defined below) required to be filed by or on behalf of the Company, each of its Subsidiaries, and each affiliated, combined, consolidated or unitary group of which the Company or any of its Subsidiaries is or was a member ("Company Affiliated Group"), have been timely filed (taking into account extensions), and all such Tax Returns are complete and accurate except to the extent any failure to file or any inaccuracies in filed Tax Returns would not, individually or in the aggregate, have a Material Adverse Effect on the Company. All material Taxes due and owing by the Company, any Subsidiary of the Company or any Company Affiliated Group have been timely paid (taking into account extensions), or adequately reserved for in accordance with GAAP in the financial statements included in the Company SEC Reports filed with the SEC prior to the date of this Agreement. There are no liens for Taxes upon any assets of the Company, the Subsidiaries of the Company or any Company Affiliated Group apart from liens for Taxes not yet due and payable and liens for Taxes which would not have a Material Adverse Effect on the Company. There is no audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to (i) any federal Taxes due and owing by the Company, any Subsidiary of the Company or any Company Affiliated Group or (ii) any Taxes (other than federal Taxes) due and owing by the Company, any Subsidiary of the Company or any Company Affiliated Group except those relating to Taxes (other than federal Taxes) which, if adversely determined, would not have a Material Adverse Effect on the Company. Prior to the date of this Agreement, the Company has provided Parent with written schedules of (i) the taxable years of the Company for which the statutes of limitations with respect to federal and Material State (as defined below) income Taxes have not expired, and (ii) with respect to federal and Material State income Taxes, those years for which examinations have been completed, those years for which examinations are presently being conducted, and those years for which examinations have not yet been initiated. The Company and each of its Subsidiaries have complied in all respects with all rules and regulations relating to the payment and withholding of Taxes, except to the extent any such failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries (i) has waived any statutory period of limitations in respect of its or their Taxes or Tax Returns except where such waiver would not have a Material Adverse Effect on the Company or (ii) is a party to, bound by or has any obligation under any Tax sharing, allocation, indemnity, or similar contract or arrangement.

            (b) For purposes of this Agreement: (i) "Taxes" means any and all federal, state, local, foreign, provincial, territorial and other taxes, imposts, rates, levies, assessments and other charges of any kind whatsoever whether imposed directly or through withholding (together with any and all interest, penalties, additions to tax and additional amounts applicable with respect thereto), including income, franchise, windfall and other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation, net worth, excise, withholding, ad valorem and value added taxes; (ii) "Tax Return" means any declaration, return, report, schedule, certificate, statement or other similar document (including relating or supporting information) required to be filed or, where none is required to be filed with a taxing authority, the statement or other document issued by a taxing authority in connection with any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax; and (iii) "Material State" means any state for which the allocation percentage of any of the Company, BetzDearborn Hydrocarbon Process Group or BetzDearborn Paper Process Group in the 1996 taxable year exceeds 10%.

            Section 3.14. Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of J.P. Morgan Securities Inc., dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair to the holders of Company Common Shares from a financial point of view.

            Section 3.15. Required Vote of the Company Shareholders. The affirmative vote of the holders of (a) a majority of the outstanding Company Common Shares and Company Series A Preferred Shares, voting together and not by class, and (b) at least two-thirds of the outstanding Company Common Shares and Company Series A Preferred Shares (regardless of class), voting together and not by class, represented in person or by proxy at the Company Meeting (together, the "Company Shareholder Approval"), are required to approve and adopt this Agreement. No other vote of the holders of any shares of capital stock of the Company, or of the holders of any other securities of the Company (equity or otherwise), is required by law, including the PBCL, the Restated Articles of Incorporation or

Bylaws of the Company, or otherwise, in order for the Company to consummate the transactions contemplated hereby, including the Merger.

            Section 3.16. Intellectual Property. The Company and its Subsidiaries own, or are validly licensed or otherwise have the right to use, all material patents, patent rights, trademarks, trade names, service marks, copyrights, know-how and other proprietary intellectual property rights and computer programs that are material to the conduct of the business of the Company and its Subsidiaries, taken as a whole (collectively, "Intellectual Property Rights"). As of the date hereof, to the Company's knowledge, no claims are pending or threatened that the Company or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property Right so as to materially adversely affect any of the Company's Intellectual Property Rights, and the Company is not aware of any basis for any such claims. To the Company's knowledge, no person is infringing the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property Right so as to materially adversely affect such Intellectual Property Right.

            Section 3.17. Labor Matters. As of the date hereof, neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement, memorandum of understanding, settlement or other labor agreement with any union or labor organization and no union or labor organization has been recognized by the Company or any of its Subsidiaries as an exclusive bargaining representative for employees of the Company or any of its Subsidiaries. As of the date hereof, to the Company's knowledge: (a) there is no current union representation matter involving employees of the Company or any of its Subsidiaries, nor does the Company have knowledge of any significant activity or proceeding of any labor organization (or representative thereof) or employee group to organize any such employees; (b) there is no material labor dispute, strike, picketing or work stoppage, or any lockout, involving employees of the Company or any of its Subsidiaries pending or, to the Company's knowledge, threatened against or involving the Company or any of its Subsidiaries; and (c) there is no (i) arbitration, unfair labor practice, investigation, employment discrimination or other labor or employment related charge, complaint or claim against the Company or any of its Subsidiaries pending or, to the Company's knowledge, threatened before any court, arbitrator, mediator or governmental agency or tribunal, or (ii) no adjudication by any court, arbitrator, mediator or governmental agency or tribunal that, in the case of either clause (i) or
(ii) above, has or would have a Material Adverse Effect on the Company.

            Section 3.18. Takeover Statutes. Subchapters D (Section 2538), E, F, G, H, I and J of Chapter 25 of the PBCL do not apply to this Agreement or the transactions contemplated hereby. The Company Board has approved this Agreement and the transactions contemplated hereby. Part IV of Article 5th of the Company's Restated Articles of Incorporation does not apply to this Agreement or the transactions contemplated hereby. No Pennsylvania takeover statute (other than Sections 1921 through 1930 of Subchapter C of Chapter 19 of the PBCL and provisions of the PBCL generally applicable to the powers of a corporation and the duties and powers of its board of directors in a takeover context, including
Section 1502(a)(18), 1525(b), 1715 and 2513) is applicable to the transactions contemplated hereby, including the Merger.

            Section 3.19. Finders or Brokers. Except for J.P. Morgan Securities Inc., a true, correct and complete copy of whose engagement agreement has been provided to Parent, neither the Company nor any of its Subsidiaries has employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to any fee or any commission in connection with or upon consummation of the Merger based on arrangements made by or on behalf of the Company.

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF PARENT

            Except as set forth with respect to matters disclosed in the letter delivered by Parent to the Company prior to the execution of this Agreement (the "Parent Letter"), or in Parent's reports, statements, prospectuses and other filings required to be filed and filed by it with the SEC under the rules and regulations of the SEC prior to the execution of this Agreement, Parent and Merger Sub represent and warrant to the Company as follows:

            Section 4.1. Organization; Qualification. Parent is a corporation duly organized, validly existing and is in good standing under the laws of the State of Delaware; Merger Sub is a corporation duly organized, validly existing, is in good standing under the laws of the Commonwealth of Pennsylvania and is a direct, wholly owned subsidiary of Parent; and each of Parent and Merger Sub has the corporate power and authority to carry on its business as it is now being conducted and is duly qualified and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

            Section 4.2. Corporate Authority Relative to this Agreement; No Violation.

            (a) Each of Parent and Merger Sub has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (subject to the terms and conditions hereof) have been duly and validly authorized by the Board of Directors of Parent and Merger Sub, and by Parent as the sole shareholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement, or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the other party hereto, this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms.

            (b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the transactions contemplated hereby will not, result in any violation of, or default or event of default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Parent or Merger Sub under: (i) any provision of the Certificate of Incorporation or By-laws of Parent or the comparable organizational documents of any of its Subsidiaries, including Merger Sub, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease, agreement, instrument, permit, concession, franchise, license or guarantee applicable to Parent or Merger Sub, or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such violations, defaults, events of default, rights, liens, security interests, charges or encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect on Parent or would not prevent the consummation of any of the transactions contemplated hereby. No filing or registra-tion with, or authorization, consent or approval of, any governmental body or authority is required by or with respect to Parent or any of its Subsidiaries, including Merger Sub, in connection with the execution and delivery of this Agreement by Parent or Merger Sub, or the consummation of the transactions contemplated hereby, except: (i) in connection, or in compliance, with the provisions of the HSR Act, applicable non-United States competition, antitrust and investment laws, and the Exchange Act, (ii) for the filing of Articles of Merger with the Department of State of the Commonwealth of Pennsylvania and
(iii) for such other consents, orders, authorizations, registrations, declarations and filings the failure of which to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

            Section 4.3. Proxy Statement. None of the information regarding Parent or Merger Sub that is incorporated by reference or supplied to the Company by or on behalf of Parent or Merger Sub for inclusion in the Proxy Statement or any amendments thereof or supplements thereto will, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Meeting, contains any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

            Section 4.4. Litigation. There are no actions, suits or proceedings pending (or, to Parent's knowledge, threatened) against or affecting Parent or Merger Sub or any of their respective properties at law or in equity, or before any federal, state, local or foreign governmental body or authority which, individually or in the aggregate, would have a Material Adverse Effect on Parent or Merger Sub.

            Section 4.5. Voting Requirements. No vote of the holders of any class or series of the capital stock of Parent is necessary to approve and adopt this Agreement or the transactions contemplated hereby.

            Section 4.6. Financing. At the Effective Time, Parent and Merger Sub will have available all of the funds necessary to consummate the transactions contemplated hereby.

            Section 4.7. Finders or Brokers. Except for SBC Warburg Dillon Read Inc., neither Parent nor Merger Sub has employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to any fee or any commission in connection with or upon consummation of the Merger based on arrangements made by or on behalf of Parent or Merger Sub.

            Section 4.8. Control Shares, Interested Shareholder or Acquiring Person. Except to the extent, if any, caused by the execution and delivery of this Agreement, or the negotiation of or discussions concerning the transactions contemplated by this Agreement, none of Parent, Merger Sub or any of their respective "affiliates" or "associates" (each as defined in Section 2552 of the PBCL for purposes of clauses (i) and (ii) below, as defined in the Company Rights Plan or the 1988 Rights Plan for purposes of clause (iii) below and as defined in Part IV of Article 5th of the Company's Restated Articles of Incorporation for purposes of clause (iv) below) (i) directly or indirectly, alone or as part of a group, owns or may exercise or direct the exercise of voting power of any "control shares" of the Company as defined in Section 2562 of the PBCL, (ii) has been or is an "interested shareholder" as defined in
Section 2538 or Section 2553 of the PBCL or is, or is part of, a "controlling person or group" (as defined in Section 2543 or 2573 of the PBCL), (iii) directly or indirectly, together or as part of a group, is the beneficial owner (as defined in the Company Rights Plan or the 1988 Rights Plan) of 20% or more of the outstanding Company Common Shares or (iv) is an "Interested Shareholder" as defined in Part IV of Article 5th of the Company's Restated Articles of Incorporation. None of Parent, Merger Sub or any other Subsidiary of Parent beneficially owns (as such term is defined in Section 13(d) of the Exchange Act) any Company Common Shares, except for any such shares owned by any benefit or similar plan of Parent as to which neither Parent nor any of its Subsidiaries exercises investment authority.

                                    ARTICLE V

                            COVENANTS AND AGREEMENTS

            Section 5.1. Conduct of Business by the Company. From and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the "Termination Date"), and except (i) as may be required by law, (ii) as may be agreed in writing by Parent, (iii) as may be expressly permitted pursuant to this Agreement or (iv) as set forth in Section 5.1 of the Company Letter, the
Company:

            (a) shall, and shall cause each of its Subsidiaries to, conduct its operations in the ordinary course of business in substantially the same manner as heretofore conducted;

            (b) shall use all reasonable efforts, and shall cause each of its Subsidiaries to use all reasonable efforts, to preserve intact its business organization and goodwill, keep available the services of its key employees and preserve its relationships with those persons having business dealings with the Company and its Subsidiaries;

            (c) shall confer at such times as Parent may reasonably request with one or more representatives of Parent to report material matters and the general status of ongoing operations and shall provide financial and operating data to Parent to the extent reasonably requested by Parent;

            (d) shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of stock (other than regular quarterly cash dividends with record dates and payment dates consistent with past practice of not more than $.38 per Company Common Share and $4.00 per Company Series A Preferred Share) and, with respect to any Subsidiary of the Company that is not wholly owned by the Company, except as contractually required on the date hereof;

            (e) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

            (f) shall not, and shall not permit any of its Subsidiaries to, enter into or amend any employment, severance or similar agreements or arrangements with any of their respective directors or executive officers or key employees, or adopt any new or amend any existing employee benefit plans, programs or arrangements, except as may be required by applicable law or an existing Company Plan or collective bargaining or similar agreement; provided, that the Company and any Subsidiary may engage in any of the following in the ordinary course of business with respect to key employees: hiring and terminating; conducting performance reviews; awarding merit increases in pay; and provision of severance payments and benefits; and provided, further, that the Company may implement a retention plan for key employees of the Company and its Subsidiaries, as described in the Company Letter;

            (g) subject to Section 5.7(b), shall not, and shall not permit any of its Subsidiaries to, authorize, publicly announce or enter into an agreement with respect to, any merger, consolidation or business combination (other than the Merger);

            (h) shall not propose or adopt any amendment to its charter or Bylaws, or similar governing documents;

            (i) shall not, and shall not permit any of its Subsidiaries to, issue or authorize the issuance of, or agree to issue or sell any shares of their capital stock of any class, or any other equity interests (in each case, whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) other than the issuance of capital stock upon exercise of Stock Options outstanding on the date hereof and the release of shares of capital stock from restrictions pursuant to the terms in effect on the date hereof and other than any issuances, authorizations, agreements and sales (to the Company or any other wholly owned Subsidiary of the Company) by a wholly owned Subsidiary of the Company in the ordinary course of business;

            (j) shall not, and shall not permit any of its Subsidiaries to, purchase or redeem any shares of its capital stock, or any other equity interests or any rights, warrants or options to acquire any such shares or interests, except for any such purchases or redemptions by a wholly owned Subsidiary of the Company in the ordinary course of business;

            (k) shall not, and shall not permit any of its Subsidiaries to, incur, assume or prepay any material indebtedness or any other material liabilities, other than in the ordinary course of business consistent with past practice;

            (l) shall not, and shall not permit any of its Subsidiaries to, (i) make any material loans, advances or capital contributions to, or investments in, any other person, other than by the Company or a Subsidiary of the Company to or in the Company or any wholly owned Subsidiary of the Company or (ii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), in each case, other than indebtedness, issuances of debt securities, guarantees, loans, advances, capital contributions, investments, payments, discharges or satisfactions incurred or committed to in the ordinary course of business consistent with past practice;

            (m) shall not sell, lease, license, mortgage or otherwise encumber or subject to any Lien, or otherwise dispose of, any of its material properties or material assets (including securitizations), other than in the ordinary course of business consistent with past practice;

            (n) shall not, and shall not permit any of its Subsidiaries to, (i) make any material Tax election, except those made in the ordinary course of business that are consistent with past practice and would not have an effect with respect to periods following the Merger, or settle or compromise any material Tax liability or (ii) change its fiscal year;

            (o) except as described in the Company SEC Reports filed with the SEC prior to the date of this Agreement, or as required by a governmental body or authority, shall not change its methods of accounting (including make any material write-off or reduction in the carrying value of any assets) in effect at December 31, 1997, other than as required by changes in GAAP as agreed by the Company's independent auditors; and

            (p) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions or take any action which would (x) make any representation or warranty in Article III untrue or incorrect in any material respect or (y) result in any of the conditions to the Merger set forth in Article VI not being satisfied.

            Section 5.2. Access. The Company shall afford to Parent and to Parent's officers, employees, accountants, counsel and other authorized representatives (except to the extent prohibited by applicable law as advised by counsel and except as may be limited by any confidentiality obligation contained in any contract with a third party) reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time or the Termination Date, to its and its Subsidiaries' properties, books and records (including Tax Returns) and any report, schedule or other document filed or received by it pursuant to the requirements of federal or state securities laws, including all Subsequent SEC Reports. Parent hereby agrees that it will treat all such information in accordance with the Confidentiality Agreement, dated as of May 7, 1998, between the Company and Parent (the "Confidentiality Agreement").

            Section 5.3.  Other Agreements.

            (a)   The Company shall:

                  (i) prepare and file with the SEC as soon as is reasonably practicable the Proxy Statement on a confidential basis, and shall use all reasonable efforts to have the Proxy Statement cleared by the SEC under the Exchange Act as soon as is reasonably practicable; and

                  (ii) (A) cooperate with Parent in order to lift any injunctions or remove any other impediment to the consummation of the transactions contemplated by this Agreement and (B) use all reasonable efforts to lift or remove any such injunction or impediment.

            (b) Parent and Merger Sub shall (i) cooperate with the Company in order to lift any injunctions or remove any other impediment to the consummation of the transactions contemplated by this Agreement and (ii) each use all reasonable efforts to lift or remove any such injunction or impediment.

                  (c) Subject to the limitations contained in Section 5.2, the Company and Parent shall each furnish to one another and to one another's counsel all such information as may be required in order to effect the foregoing actions pursuant to Sections 5.3(a) and (b).

                  (d) The Company shall cause the Proxy Statement to be mailed to holders of the Shares as promptly as practicable after the Proxy Statement is cleared by the SEC under the Exchange Act.

                  (e) The Company shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its shareholders (the "Company Meeting") for the purpose of obtaining the Company Shareholder Approval and shall, through its Board of Directors, and, subject to its fiduciary duties under applicable law, recommend to its shareholders the adoption of this Agreement and the transactions contemplated hereby, including the Merger. Without limiting the generality of the foregoing but subject to its rights to terminate this Agreement pursuant to Section 7.1, the Company agrees that its obligations pursuant to the first sentence of this
Section 5.3(d) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal or Superior Proposal (each as defined below).

            Section 5.4.  Employer and Employee Benefit Plans.

                  (a) For two years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, provide employee (i) welfare benefits,
(ii) pension and savings benefits, (iii) incentive compensation, (iv) executive benefits, (v) severance and (vi) other employee benefits for the benefit of employees of the Company, which, in the aggregate, are no less favorable than such benefits provided immediately prior to the Effective Time by the Company and its Subsidiaries. Without limiting the generality of the foregoing, any Company Employee (as defined below) who has met the requirements of the "rule of 85" under any Company Plan that is a "pension plan" within the meaning of
Section 3(2) of ERISA (as in effect as of the date hereof) (such plans, the "Company Pension Plans") on or before the Effective Time, or who would meet such requirements if he or she remained an active participant in such Company Plan until the second anniversary of the Effective Time, shall be entitled to pension benefits no less favorable than the pension benefits he or she would be entitled under all Company Pension Plans (as in effect as of the date hereof) if he or she retired when he or she first met such requirements (regardless of whether or when he or she actually retires). Nothing in this Agreement shall be interpreted as limiting the power of Parent or the Surviving Corporation to amend or terminate any such plan of the Company or any other employee benefit plan, program, agreement or policy or as requiring Parent or the Surviving Corporation to retain any individual as an employee of Parent.

                  (b) At or prior to the Effective Time, Parent shall adopt the severance plan in the form of Exhibit A attached hereto (the "Merger Severance Plan"). From and after the Effective Time, Parent shall cause the Surviving Corporation to honor the Merger Severance Plan. Each individual who is a party to an agreement that is a Severance Arrangement shall be deemed to have experienced a termination for "good reason" (as defined therein) at the Effective Time and the Surviving Corporation shall provide such individual with all payments and benefits required by such agreement, except as may be otherwise agreed in writing by such individual prior to the Effective Time in accordance with the provisions of Exhibit B hereto.

                  (c) Immediately after the date hereof, the Company shall amend the ESPP (i) to prohibit prior to the termination of this Agreement the modification by any participant of any election thereunder the effect of which is to increase such participant's contributions to the plan above the level of such participant's contributions as of the date hereof and (ii) to provide that no further Stock Options will be granted thereunder, and that the Option Term (as defined in the ESPP) for the Stock Options granted thereunder on July 1, 1998 shall end on the earlier of December 31, 1998 or the day on which occurs the Effective Time.

                  (d) Following the Effective Time, Parent shall provide, and shall cause the Surviving Corporation and all of Parent's other Subsidiaries to provide, to individuals who are employed by the Company and its Subsidiaries immediately before the Effective Time ("Company Employees"), credit for all service with the Company and its Subsidiaries and their respective predecessors for all purposes (except where such credit would cause a duplication of benefits) under employee benefit plans and programs, as if such service were service with Parent and its Subsidiaries.

                  (e) The Company, Parent and the Surviving Corporation shall take all steps necessary so that, effective at the Effective Time, all Company Employees who are participants in the Company's Employee Stock Ownership and 401(k) Plan (the "KESOP") at the Effective Time are fully vested in their accounts in such plan and the Company shall direct the trustee of the KESOP to use the Merger Consideration received with respect to unallocated shares to purchase shares of Parent Common Stock.

                  (f) Following the Effective Time, Parent and the Surviving Corporation shall (i) select employees for continued employment based upon a process providing equal opportunity and fairness to Company Employees and individuals who are employees of Parent and its Subsidiaries immediately before the Effective Time ("Parent Employees") and (ii) deal fairly with both Company Employees and Parent Employees without regard to their prior affiliation.

            Section 5.5.  Filings; Other Actions.

                  Subject to the terms and conditions herein provided, the Company and Parent shall (i) promptly make their respective filings and thereafter make any other required submissions under the HSR Act, (ii) use all reasonable efforts to cooperate with one another in (x) determining whether any filings are required to be made with, or consents, permits, authorizations or approvals are required to be obtained from, any third party or other governmental or regulatory bodies or authorities of federal, state, local and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (y) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, and (iii) use all reasonable efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as reasonably may be necessary to resolve such objections, if any, as the Federal Trade Commission, the Antitrust Division of the Department of Justice, state antitrust enforcement authorities or competition authorities of any other jurisdiction or any other person may assert under relevant antitrust or competition laws with respect to the transactions contemplated hereby.

            Section 5.6. Takeover Statute. If any "fair price," "moratorium," "control share acquisition" or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, including any provision of the PBCL, each of Parent and the Company, and the members of their respective Boards of Directors, shall, subject to their fiduciary duties under applicable law, grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

            Section 5.7.  No Solicitation.

            (a) From and after the date hereof, the Company shall not, nor shall it permit its Subsidiaries to, nor shall it authorize or permit any of its directors, officers, employees, attorneys, financial advisors, accountants, agents or other representatives or those of any of its Subsidiaries to, directly or indirectly through any person, (i) solicit or initiate (including by way of furnishing non-public information) any inquiries or the making of a proposal which constitutes a Takeover Proposal or (ii) engage in, or continue, discussions or negotiations relating thereto; provided, however, that, so long as the Company complies in all respects with its obligations under this Section 5.7, the Company may engage in discussions or negotiations with, and, subject to entering into a confidentiality agreement substantially similar to the Confidentiality Agreement, furnish information concerning the Company and its Subsidiaries, businesses, properties or assets to, any bona fide third party which has made a bona fide unsolicited Superior Proposal if the Company promptly (but in no case later than 36 hours) notifies Parent of the receipt of such

Superior Proposal, including the material terms and conditions thereof (and any change in the material terms and conditions thereof) and, subject to the fiduciary duties of the Company Board under applicable law, the identity of the person making such Superior Proposal. As used in this Agreement, (x) "Takeover Proposal" shall mean any inquiry, proposal or offer made by a third party prior to the shareholder vote at the Company Shareholder Meeting for any acquisition of 20% or more of the assets, or 20% or more of the voting securities, of the Company or any of its Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement and (y) "Superior Proposal" shall mean a Takeover Proposal made on terms that a majority of the members of the Company Board determines in good faith (after consultation with an independent financial advisor) is more favorable than the transactions contemplated by this Agreement if such Takeover Proposal were to be consummated.

            (b) Except as expressly permitted by this Section 5.7, neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such Board of Directors or such committee of the Merger or this Agreement (except as required by their fiduciary duties under applicable law), (ii) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement, arrangement or understanding (each, an "Acquisition Agreement") related to any Takeover Proposal, or to redeem or otherwise render inapplicable the Company Rights Plan, the 1988 Rights Plan, or the Rights or the 1988 Rights granted thereunder in response to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the adoption of this Agreement by the shareholders of the Company, the Company Board receives a Superior Proposal (that is not subject to any financing condition), the Company Board may, if it determines in good faith, by resolution duly adopted after consultation with its outside counsel (who may be its regularly engaged outside counsel), that the failure to take such action would reasonably be expected to constitute a breach of its fiduciary duties under applicable law, (x) withdraw or modify its approval or recommendation of the Merger or this Agreement and (y) approve or recommend such Superior Proposal and terminate this Agreement as permitted pursuant to the terms of Section 7.1(e) (and concurrently with or immediately after such termination cause the Company to enter into a definitive agreement with respect to such Superior Proposal) but only at a time that is after the third business day following Parent's receipt of written notice from the Company advising Parent that the Company Board has received a Superior Proposal, providing Parent with a copy of such Superior Proposal and identifying the person making such Superior Proposal with the intent of enabling Parent to agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected.

            (c) Nothing contained herein shall prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act with respect to any tender or exchange offer.

            Section 5.8. Public Announcements. The Company and Parent shall consult with and provide each other the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation, except, in any case, as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange, it being understood that this Section 5.8 shall, with respect to Parent, Merger Sub and the Company, supersede Section 18 of the Confidentiality Agreement.

            Section 5.9. Indemnification and Insurance. Parent agrees that (i) all rights to indemnification existing in favor of any director, officer, employee or agent of the Company or its Subsidiaries (the "Indemnified Parties") as provided in their respective certificates of incorporation, by-laws or comparable organizational documents or in indemnification agreements with the Company or any of its Subsidiaries which are listed in or attached to the Company Letter shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time and (ii) Parent shall guarantee the performance of the Surviving Corporation of its obligations referred to in clause (i) provided, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims, and Parent's guarantee with respect thereto, shall continue until final disposition of any and all such claims. Parent also agrees to indemnify all Indemnified Parties to the fullest extent permitted by applicable law with respect to all acts or omissions arising out of such individuals' services as officers, directors, employees or agents of the Company or any of its Subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees or directors of, or otherwise on behalf of the Company or any of its Subsidiaries, occurring prior to the Effective Time, including the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including the transactions contemplated by this Agreement, occurring prior to or at the Effective Time, Parent shall pay as incurred such Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. From and after the Effective Time, Parent shall pay all reasonable expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 5.9. Parent further agrees that Section 4.1(b) and Article VII of the Bylaws of the Company shall not be rescinded, amended or modified prior to the sixth anniversary of the Effective Time. For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company (provided that Parent may substitute therefore policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to any claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall Parent be required to expend with respect to such insurance policies in any one year greater than an amount equal to 150% of the annual premiums currently paid by the Company for such insurance.

            Section 5.10.  Corporate Matters.

                  (a) At or prior to the Effective Time, Parent shall (i) increase the size of its Board of Directors to fourteen members and elect four current directors of the Company selected by the Company Board, including William R. Cook, to fill the vacancies created thereby, (ii) cause each existing committee of its Board of Directors to be comprised of the current members thereof plus a number of the former directors of the Company such that approximately one-third of the directors on each such committee shall be former directors of the Company, (iii) cause each of R. Keith Elliott and William R. Cook to be appointed Co-Chief Executive Officer of Parent, (iv) establish and maintain for so long as Messrs. Elliott and Cook serve as Co-Chief Executive Officers of Parent an "Office of the Chairman", comprised of R. Keith Elliott, who shall serve as Chairman, William R. Cook who shall serve as Vice Chairman and Vincent J. Corbo who shall serve as President and Chief Operating Officer of Parent, (v) provide that (A) George MacKenzie shall continue to serve as Senior Vice President and Chief Financial Officer of Parent, (B) Larry V. Rankin shall be appointed Senior Vice President (Company Non-Paper Operations), (C) Dominick Di Donna shall be appointed Senior Vice President (Paper Operations), (D) all other officers and senior management reporting to the Chief Operating Officer shall be determined by Messrs. Elliott, Cook and Corbo and (E) all other officers and senior management reporting to the Co-Chief Executive Officers shall be determined by Messrs. Elliott and Cook, all of the foregoing to be effective from and after the Effective Time. If any person named in this Section 5.10(a) is unwilling or unable to hold such office as is set forth above, his successor shall be selected by the Board of Directors of Parent.

            (b) From and after the Effective Time, unless tax and other considerations result in another location being more favorable to Parent, (i) Parent shall continue to maintain its corporate headquarters in Wilmington, Delaware and (ii) all other specific business headquarters shall be determined by Messrs. Elliott and Cook.

            (c) From and after the Effective Time, Parent shall conduct its businesses under the "Hercules" name provided that (i) the water treatment business of Parent and the Surviving Corporation shall be conducted under the "BetzDearborn" name and (ii) as determined by Messrs. Elliott and Cook, certain businesses of the Surviving Corporation shall be conducted under the "Hercules/BetzDearborn" name.

            Section 5.11. Shareholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company or its directors relating to the transactions contemplated by this Agreement; provided, however, that no such settlement shall be agreed to without Parent's consent which shall not be unreasonably withheld or delayed; provided, further, that nothing contained in this Section 5.11 shall prevent the Company or its directors, as the case may be, from being represented in any such litigation by counsel of its or his choice.

            5.12. No Acquisition of Company Common Shares. None of Parent, Merger Sub or any other Subsidiary of Parent shall acquire any Company Common Shares at any time prior to the earlier to occur of (i) the Effective Time and
(ii) the Termination Date, it being understood and intended by the parties that this Section 5.12 shall, with respect to Parent, Merger Sub and the other Subsidiaries of Parent, supersede Section 17 of the Confidentiality Agreement.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

            Section 6.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

            (a) The Company Shareholder Approval shall have been obtained in accordance with applicable law and the rules of the New York Stock Exchange, Inc.

            (b) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any court or other tribunal or governmental body or authority which prohibits the consummation of the transactions contemplated by this Agreement, including the Merger, substantially on the terms contemplated hereby, and shall continue to be in effect.

            (c) Any applicable waiting period under the HSR Act shall have expired or been terminated and any other approvals of any governmental entity shall have been obtained, except where the failure to obtain such other approvals of any governmental entity would not have a Material Adverse Effect on the Company or Parent, as the case may be.

            Section 6.2. Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment of the following conditions:

            (a) The representations and warranties of Parent and Merger Sub that are qualified by reference to a Material Adverse Effect on Parent shall be true and correct and the representations and warranties that are not so qualified shall be true and correct except where the failure to be true and correct would not have a Material Adverse Effect on Parent or on the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement, in each case as of the date hereof and, except to the extent such representations and warranties speak as of an earlier date, as of the Effective Time, as though made at and as of the Effective

Time, and the Company shall have received a certificate signed on behalf of Parent by its chief executive officer or executive vice president to such effect.

            (b) Each of Parent and Merger Sub shall have performed all obligations required to be performed by it under this Agreement at or prior to the Effective Time except where the failure to so perform would not have a Material Adverse Effect on Parent or on the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement, and the Company shall have received a certificate signed on behalf of Parent by its chief executive officer or executive vice president to such effect.

            Section 6.3. Conditions to Obligation of Parent and Merger Sub to Effect the Merger. The obligation of Parent and Merger Sub to effect the Merger is further subject to the fulfillment of the following conditions:

            (a) The representations and warranties of the Company that are qualified by reference to a Material Adverse Effect on the Company shall be true and correct and the representations and warranties that are not so qualified shall be true and correct except where the failure to be true and correct would not have a Material Adverse Effect on the Company or on the ability of the Company to consummate the transactions contemplated by this Agreement, in each case as of the date hereof and, except to the extent such representations and warranties speak as of an earlier date, as of the Effective Time, as though made at and as of the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by its chief executive officer or executive vice president to such effect.

            (b) The Company shall have performed all obligations required to be performed by it under this Agreement at or prior to the Effective Time except where the failure to so perform would not have a Material Adverse Effect on the Company or on the ability of the Company to consummate the transactions contemplated hereby, and Parent shall have received a certificate signed on behalf of the Company by its chief executive officer or executive vice president to such effect.

                                   ARTICLE VII

                                   TERMINATION

            Section 7.1. Termination or Abandonment. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Shareholder Approval:

            (a) by the mutual written consent of the Company and Parent;

            (b) by either the Company or Parent, if (i) the Closing Date shall not have occurred on or before February 28, 1999 (the "Termination Date") and
(ii) the party seeking to terminate this Agreement pursuant to this clause 7.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have contributed to the failure to consummate the Merger on or before such date;

            (c) by either the Company or Parent, if (i) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the consummation of the Merger substantially on the terms contemplated hereby or (ii) (A) an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger substantially on the terms contemplated hereby and such order, decree, ruling or injunction shall have become final and non-appealable and (B) the party seeking to terminate this Agreement pursuant to this clause 7.1(c)(ii) shall have used all reasonable efforts to remove such order, decree, ruling or injunction;

            (d) by either the Company or Parent, if the Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of shareholders or of any adjournment, postponement or continuation thereof;

            (e) by the Company pursuant to Section 5.7(b), except that the Company may not terminate this Agreement pursuant to this clause 7.1(e) unless and until (i) the Company shall have complied with its obligations under Section 5.7, and (ii) the Company shall simultaneously pay to Parent the Parent Termination Fee (as defined below) and, to the extent required by Section 7.2, the Parent Expense Amount (as defined below);

            (f) by Parent, if the Company Board shall have approved or recommended any Takeover Proposal;

            (g) by the Company, if any person or group (other than any party hereto or any of its Subsidiaries or affiliates) acquires prior to the Effective Time, or if prior to the Effective Time, Parent enters into an agreement pursuant to which any person or group is to acquire, more than 50% of the issued and outstanding voting securities of Parent; or

            (h) by either the Company or Parent, if there shall have been a material breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement, which if not cured would cause the conditions set forth in Sections 6.2(a) or 6.3(a), as the case may be, not to be satisfied, and such breach shall not have been cured within 30 days after notice thereof shall have been received by the party alleged to be in breach.

In the event of termination of this Agreement pursuant to this Section 7.1, this Agreement shall terminate (except for the provisions of this Section 7.1, Section 7.2 and Article VIII) and there shall be no other liability hereunder on the part of Parent, Merger Sub or the Company, except liability arising out of any willful breach of this Agreement occurring prior to the date on which this Agreement is terminated or as provided for in the Confidentiality Agreement. In addition, the Confidentiality Agreement shall survive the termination hereof, provided that upon termination of this Agreement for any reason, the Confidentiality Agreement shall be amended, without any further action on the part of any party thereto, to delete Section 17 thereof in its entirety; and from and after such termination, neither Parent nor any of its controlled affiliates (as defined therein) shall acquire any Company Common Shares prior to May 7, 1999; provided, however, that nothing contained herein shall prohibit Parent or any of its controlled affiliates from commencing a tender offer or exchange offer for Company Common Shares pursuant to Section 14(d) of the Exchange Act prior to such time so long as no Company Common Shares are acquired prior to such time.

            Section 7.2. Termination Fees. (a) Notwithstanding any provision in this Agreement to the contrary, if (i) this Agreement is terminated by the Company pursuant to Section 7.1(e), (ii) this Agreement is terminated by Parent pursuant to Section 7.1(f), or (iii) (A) prior to the termination of this Agreement, a Takeover Proposal is publicly proposed or publicly disclosed, (B) this Agreement is terminated by the Company pursuant to Section 7.1(b) or by Parent or the Company pursuant to Section 7.1(d), and (C) concurrently with or within twelve months after the date of such termination (x) the Company shall have entered into an Acquisition Agreement with any party (other than Parent) with respect to a Takeover Proposal or (y) a Takeover Proposal shall have been consummated, then, in each case, the Company shall (without prejudice to any other rights of Parent against the Company) pay to Parent, by wire transfer of immediately available funds, (i) a fee in cash (the "Parent Termination Fee") equal to $76 million and
(ii) an amount in cash equal to $15 million which Parent believes is a good faith estimate of its anticipated expenses in connection with this Agreement (including attorneys' fees and fees of financial advisors) ("Parent Expense Amount"); provided, that payment of the Parent Expense Amount shall not be made to the extent that it is reasonably determined that such payment would prevent the Company from accounting for any subsequent business combination as a pooling-of-interests for financial accounting purposes. Payment of the Parent Termination Fee and the Parent Expense Amount shall be made simultaneously with such termination in the case of a termination by the Company pursuant to Section 7.1(e) and promptly, but in no event later than the fifth business day following a termination by Parent pursuant to Section 7.1(f) and, in the case of clause
(iii) of the first sentence of this Section 7.2(a), upon the earlier of the execution by the Company of an Acquisition Agreement and the consummation of any Takeover Proposal.

            (b) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated by the Company pursuant to Section 7.1(g), then Parent shall (without prejudice to any other rights of the Company against Parent) pay to the Company, by wire transfer of immediately available funds, a fee in cash (the "Company Termination Fee") equal to (i) $76 million and (ii) an amount in cash equal to $15 million to reimburse the Company for its anticipated expenses in connection with this Agreement (including attorney's fees and fees of financial advisors) ("Company Expense Amount"). Payment of the Company Termination Fee and the Company Expense Amount shall be made promptly, but in no event later than the fifth business day following termination of this Agreement by the Company pursuant to Section 7.1(g).

            (c) Any payment made pursuant to Section 7.2(a) or (b) hereunder shall represent the sole remedy for any termination requiring such payment and the party making such payment shall have no further liability hereunder except as otherwise provided in the last paragraph of Section 7.1.

                                  ARTICLE VIII

                                  MISCELLANEOUS

            Section 8.1.  No Survival of Representations and
Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger.

            Section 8.2. Expenses. Except as set forth in Section 7.2, whether or not the Merger is consummated, all costs and expenses (including applicable filing fees of the SEC) incurred in connection with this Agreement and the transactions contemplated hereby, including the Merger, shall be paid by the party required to incur such expenses.

            Section 8.3. Counterparts; Effectiveness. This Agreement may be executed in counterparts, each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

            Section 8.4. Amendment or Supplement. At any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company and prior to the Effective Time, this Agreement may be amended or supplemented in writing by Parent and the Company with respect to any of the terms contained in this Agreement if such amendment or supplement is approved by the respective Boards of Directors of Parent and the Company, except that following approval by the shareholders of the Company, there shall be no amendment or change to the provisions hereof which (x) by law or in accordance with the rules of any relevant stock exchange requires further approval by such shareholders without such further approval nor any amendment or (y) is not permitted under applicable law.

            Section 8.5. Extension of Time; Waiver. At any time prior to the Effective Time, the Company and Parent may:

            (a) extend the time for the performance of any of the obligations or acts of the other party;

            (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

            (c) waive compliance with any of the agreements or conditions of the other party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

            Section 8.6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to the principles of conflicts of law.

            Section 8.7. Jurisdiction. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal court located in the Commonwealth of Pennsylvania or any Commonwealth of Pennsylvania state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court sitting in the Commonwealth of Pennsylvania or a Commonwealth of Pennsylvania state court.

            Section 8.8. Notices. All notices and other communications hereunder shall be in writing (including telecopy or similar writing) and shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 8.8 and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section 8.8:

            To Parent or Merger Sub:

                  Hercules Incorporated
                  Hercules Plaza
                  1313 North Market Street
                  Wilmington, Delaware 19894-0001
                  Attention: General Counsel
                  Telecopy: (302) 594-7032

            with a copy to:

                  Skadden, Arps, Slate, Meagher & Flom LLP
                  One Rodney Square
                  Wilmington, Delaware  19801
                  Attention:  Steven J. Rothschild, Esquire
                  Telecopy:  (302) 651-3001

            To the Company:

                  BetzDearborn Inc.
                  4636 Somerton Road
                  P.O. Box 3002
                  Trevose, Pennsylvania 19053-6783
                  Attention: Mr. Larry V. Rankin
                  Telecopy: (215) 953-2484

            with a copy to:

                  Wachtell, Lipton, Rosen & Katz
                  51 West 52nd Street
                  New York, NY  l0019
                  Attention: David A. Katz, Esquire
                  Telecopy: (212) 403-2000

            Section 8.9. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agree-ment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

            Section 8.10. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

            Section 8.11. Enforcement of Agreement. The parties hereto agree that money damages or other remedy at law would not be a sufficient or adequate remedy for any breach or violation of, or a default under, this Agreement by them and that in addition to all other remedies available to them, each of them shall be entitled to the fullest extent permitted by law to an injunction restraining such breach, violation or default or threatened breach, violation or default and to any other equitable relief, including specific performance, without bond or other security being required.

            Section 8.12. Entire Agreement; Third-Party Beneficiaries. This Agreement and, as modified by Sections 5.8 and 5.12, the Confidentiality Agreement constitute the entire agreement among the parties hereto, and supersede all other prior agreements and understandings, both written and oral, among the parties, or between any of them, with respect to the subject matter hereof and thereof, and is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder (except for the provisions of Article II, Section 5.9 and 5.10(a) which are intended for the benefit of, and may be enforced by, the persons referred to therein and the third sentence of Section 5.4(b) which may be enforced by Messrs. Cook or Rankin but only to the extent that such individual has not taken a position as an employee with Parent after the Effective Time).

            Section 8.13. Headings. Headings and captions of the articles and sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

            Section 8.14. Certain Definitions; Interpretation. References in this Agreement to "Subsidiaries" of any party shall mean any corporation, partnership, association, trust or other form of legal entity of which (i) 50% or more of the outstanding voting securities are on the date hereof directly or indirectly owned by such party, or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership). References in this Agreement (except as specifically otherwise defined) to "affiliates" shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership of other ownership interests, by contract or otherwise. References in this Agreement to "person" shall mean an individual, a corporation, a partnership, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including, without limitation, a governmental body or authority. References in this Agreement to the "knowledge" of any party hereto, or words of similar import, shall mean the knowledge, after due inquiry, of such party's "officers" (as such term is defined in Rule 16a-1 promulgated under the Exchange
Act). When used in this Agreement, the word "including" shall be deemed in all cases to be followed by the words "without limitation."

                            [SIGNATURE PAGE FOLLOWS]

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be duly executed and delivered as of the date first above written.

                              HERCULES INCORPORATED

                              By: /s/ R. Keith Elliott
                                  Name: R. Keith Elliott
                                  Title: Chairman and Chief Executive Officer

                              WATER ACQUISITION CO.

                              By: /s/ R. Keith Elliott
                                  Name: R. Keith Elliott
                                  Title: Chairman of the Board of Directors
                                         and Chief Executive Officer

                              BETZDEARBORN INC.

                              By: /s/ William R. Cook
                                  Name: William R. Cook
                                  Title: Chairman of the Board of Directors
                                         and Chief Executive Officer